September 27, 2011

VIA EDGAR AND FACSIMILE

Kathleen Collins, Accounting Branch Chief

Christine Davis, Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ctrip.com International, Ltd. (the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2010 Filed on March 31, 2011 (the “2010 20-F”) File No. 001-33853

Dear Ms. Collins and Ms. Davis:

This letter sets forth the Company’s responses to the comments contained in the letter dated September 16, 2011 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2010 20-F. The comments are repeated below in bold and followed by the responses thereto.

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Item 18. Financial Statements

Notes to the Consolidated Financial Statements

2. Principal Accounting Policies

Major variable interest entities, page F-8

1.	We note from your response to prior comment 5 that your enforceability conclusions are based on the legal opinion you received from Commerce & Finance Law Offices. Please revise your footnote disclosures in future filings to discuss management’s and Commerce & Finance’s conclusions regarding the legality and enforceability of the contractual arrangements.

上海市福泉路99号携程网络技术大楼 200335	Tel: (86 21) 3406 4880	Fax: (86 21) 5426 1600

The Staff’s comment is duly noted. In response to the Staff’s comment, the Company will include the following disclosure in its future Form 20-F filings under “Item 18 Financial Statements – Notes to the Consolidated Financial Statements – 2. Principal Accounting Policies – Major variable interest entities” to discuss its management’s and Commerce & Finance Law Offices’ conclusions regarding the legality and enforceability of the contractual arrangements:

“The Company has been advised by Commerce & Finance Law Offices, its PRC legal counsel, that its contractual arrangements with its consolidated VIEs are valid, binding and enforceable under the current laws and regulations of China. Based on such legal opinion and the management’s knowledge and experience, the Company believes that its contractual arrangements with its consolidated VIEs are in compliance with current PRC laws and legally enforceable.”

2.	Your response to prior comment 6 indicates that you will expand your discussion in your footnotes in future Form 20-F filings. Please provide us with proposed disclosure that addresses the concerns noted in prior comment 6, specifically, your ability to consolidate.

The Staff’s comment is duly noted. In response to the Staff’s comment, the Company will include the following disclosure in its future Form 20-F filings under “Item 18 Financial Statements – Notes to the Consolidated Financial Statements – 2. Principal Accounting Policies – Major variable interest entities” to discuss the risks associated with the Company’s VIE structure, including the potential risk with respect to the Company’s ability to consolidate the operating results of its VIEs:

“There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the Company can not be assured that the PRC government authorities will not ultimately take a view that is contrary to the Company’s belief and the opinion of its PRC legal counsel. If the contractual arrangements establishing the Company’s VIE structure are found to be in violation of any existing or future PRC laws or regulations, the relevant PRC government authorities will have broad discretion in dealing with such violation, including, among others, imposing penalties which may cause the Company to lose its rights to direct the activities of and receive economic benefits from its VIEs, which in turn may restrict the Company’s ability to consolidate and reflect in its financial statements the financial position and results of operations of its VIEs. For a detailed discussion of risks associated with the Company’s VIE structure, see “Item 3 – Key Information – D. Risk Factors – Risks Related to Our Corporate Structure.”

上海市福泉路99号携程网络技术大楼 200335	Tel: (86 21) 3406 4880	Fax: (86 21) 5426 1600

Other

3.	As previously requested, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In response to the Staff’s comment, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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上海市福泉路99号携程网络技术大楼 200335	Tel: (86 21) 3406 4880	Fax: (86 21) 5426 1600

If you have any additional questions or comments regarding the 2010 20-F, please contact the undersigned at (86 21) 3406-4880 Ext. 12200 or the Company’s U.S. counsel, Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at (852) 3740 4850.

Thank you.

Very truly yours,

/s/ Jane Jie Sun
Jane Jie Sun
Chief Financial Officer

cc:	James Jianzhang Liang, Chairman of the Board of Directors, Ctrip.com International, Ltd.

Min Fan, Director and Chief Executive Officer, Ctrip.com International, Ltd.

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Alison Wong, PricewaterhouseCoopers Zhong Tian CPAs Limited Company

上海市福泉路99号携程网络技术大楼 200335	Tel: (86 21) 3406 4880	Fax: (86 21) 5426 1600

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